Exhibit 17.2

Marc J. Oppenheimer
466 Golf Course Drive
Leonia, NJ 07605-1416

November 9, 2006

Mr. Louis B. Bernstein
Chairman, President and Interim CEO
Xethanol Corporation
1185 Avenue of the Americas
20th Floor
New York, NY 10036

Re:	Immediate Resignation from the Board of Directors, the Audit Committee, the Compensation Committee, and the Corporate Governance Committee for Philosophical Reasons

Dear Lou,

It is with great regret that I must tender my immediate resignation as a member of the Board of Directors and all committees which I am a part of. As we have discussed in great length at our Board meeting on November 3, 2006 as well as during subsequent telephone calls, the action taken by the Board today in adopting a plan of action that I deem to be unachievable and not in the interests of shareholders leads me to resign for philosophical reasons. As Directors, we have clear fiduciary duties, and I believe that continuing to serve on this Board, given the direction we are taking today, will result in our violation of those obligations. Accordingly, please accept this letter of resignation and have Corporate Counsel file the necessary 8-K forthwith as well as any other required documents.

It has been a pleasure working with you Lou and I wish you all the best in your endeavors.

Very truly yours,

/s/ Marc J. Oppenheimer
Marc J. Oppenheimer

cc:      Robert F. Mechur, Boylan Brown
   Fred Starker, Imowitz Koenig & Co.